UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ChinaEDU Corporation
(Name of Issuer)

Ordinary Shares in the form of American Depository Shares
(Title of Class of Securities)

16945L107
(CUSIP Number)

April 9, 2010
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 16945L107	13G

1	NAMES OF REPORTING PERSON NV North American Opportunity Fund SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 98-0454389
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,685,473
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,685,473
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,685,4731	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%2
12	TYPE OF REPORTING PERSON CO

_______________________
1 The Reporting Person beneficially owns 1,228,491 American Depository Shares (ADS), which represent 3,685,473 underlying Ordinary Shares.

2 Based on the 63,076,129 Ordinary Shares outstanding as reported by the Issuer on the most recent Form 20-F filed June 30, 2009 with the Securities and Exchange Commission.

Cusip No. 16945L107	13G

1	NAMES OF REPORTING PERSON Millennium Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,685,473
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,685,473
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,685,4733	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%4
12	TYPE OF REPORTING PERSON IA

_______________________
3 See footnote 1.

4 See footnote 2.

Cusip No. 16945L107	13G

1	NAMES OF REPORTING PERSON Highland Park Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%5
12	TYPE OF REPORTING PERSON PN

_______________________
5 See footnote 2.

Cusip No. 16945L107	13G

1	NAMES OF REPORTING PERSON HPP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%6
12	TYPE OF REPORTING PERSON IA

_______________________
6 See footnote 2.

Cusip No. 16945L107	13G

1	NAMES OF REPORTING PERSON Trent Stedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,751,776
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,751,776
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,751,7767	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%8
12	TYPE OF REPORTING PERSON IN

_______________________
7 The Reporting Person beneficially owns 1,250,592 American Depository Shares (ADS), which represent 3,751,776 underlying Ordinary Shares.

8 See footnote 2.

Cusip No. 16945L107	13G

1	NAMES OF REPORTING PERSON Thomas Patrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 357,8979
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 357,897
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,897	☐
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%10
12	TYPE OF REPORTING PERSON IN

_______________________
9 The Reporting Person beneficially owns 119,299 American Depository Shares (ADS), which represent 357,897 underlying Ordinary Shares.

10 See footnote 2.

Cusip No. 16945L107	13G

Item 1(a)	Name of Issuer: ChinaEdu Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4th Floor-A, GeHua Building
No. 1QinglongHutong, Dongcheng District
Beijing, 100007 People’s Republic of China

Item 2(a)	Name of Person Filing

Item 2(b)	Address of Principal Business Office

Item 2(c)	Citizenship

NV North American Opportunity Fund
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Cayman Islands

Millennium Group LLC
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Illinois

Highland Park Partners Fund LP
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Delaware

HPP GP LLC
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
Delaware

Trent Stedman
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
United States Citizen

Thomas Patrick
799 Central Ave.
Suite 350
Highland Park, Illinois 60035
United States Citizen

Cusip No. 16945L107	13G

2(d)	Title of Class of Securities:

Ordinary Shares in the form of American Depository Shares

2(e)	CUSIP Number:	16945L107

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☒

Item 4	Ownership:

(i)           NV North American Opportunity Fund11

(a)           Amount beneficially owned:

_______________________
11 Millennium Group LLC is the investment manager of NV North American Opportunity Fund and Trent Stedman is a member of Millennium Group LLC.  By virtue of his relationship to NV North American Opportunity Fund and Millennium Group LLC, Mr. Stedman may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under Securities Exchange Act of 1934, as amended (the “Act”)) the Ordinary Shares (in the form of American Depository Shares) directly beneficially owned by NV North American Opportunity Fund.   Millennium Group LLC also may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Act) the Ordinary Shares (in the form of American Depository Shares) directly beneficially owned by NV North American Opportunity Fund.  By virtue of his relationship with Millennium Group LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons with respect to the Ordinary Shares (in the form of American Depository Shares) of the Issuer.

Cusip No. 16945L107	13G

3,685,473 shares

(b)	Percent of Class:

Approximately 5.8%12.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

3,685,473

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

3,685,473

(iv)	shared power to dispose or to direct the disposition of:

0

(ii)	Millennium Group LLC13

(a)	Amount beneficially owned:

3,685,473 shares

(b)	Percent of Class:

Approximately 5.8%14

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

3,685,473

(ii)	shared power to vote or to direct the vote:

0

_______________________
12 See footnote 2.

13 See footnote 11.

14 See footnote 2.

Cusip No. 16945L107	13G

(iii)	sole power to dispose or to direct the disposition of:

3,685,473

(iv)	shared power to dispose or to direct the disposition of:

0

(iii)	Highland Park Partners Fund LP15

(a)	Amount beneficially owned:

0

(b)	Percent of Class:

0%16

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

0

(iv)	shared power to dispose or to direct the disposition of:

0

(iv)	HPP GP LLC17

(a)	Amount beneficially owned:

0 shares

(b)	Percent of Class:

_______________________
15 After this filing, Highland Park Partners Fund LP will no longer be a Reporting Person, or part of a group, with respect to the Ordinary Shares of the Issuer.

16 See footnote 2.

17 After this filing, HPP GP LLC will no longer be a Reporting Person, or part of a group, with respect to the Ordinary Shares of the Issuer.

Cusip No. 16945L107	13G

0%18

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

0

(iv)	shared power to dispose or to direct the disposition of:

0

(v)	Trent Stedman19

(a)	Amount beneficially owned:

3,751,776 shares

(b)	Percent of Class:

Approximately 5.9%20

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

3,751,776

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

3,751,776

(iv)	shared power to dispose or to direct the disposition of:

0

_______________________
18 See footnote 2.

19 See footnote 11.

20 See footnote 2.

Cusip No. 16945L107	13G

(vi)	Thomas Patrick21

(a)	Amount beneficially owned:

357,897 shares

(b)	Percent of Class:

Approximately 0.6%.22

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

357,897

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

357,897

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

_______________________
21 See footnote 11.

22 See footnote 2.

Cusip No. 16945L107	13G

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 16945L107	13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 21, 2010	NV North American Opportunity Fund
	By:	Millennium Group LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	Millennium Group LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Member

Dated as of April 21, 2010	Highland Park Partners Fund LP
By: HPP GP LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	HPP GP LLC

	By:	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated as of April 22, 2010	/s/ Thomas Patrick
Thomas Patrick

Cusip No. 16945L107	13G

Exhibit A
Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of April 21, 2010	NV North American Opportunity Fund
By: Millennium Group LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	Millennium Group LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Member

Dated as of April 21, 2010	Highland Park Partners Fund LP
By: HPP GP LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	HPP GP LLC

By: /s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman, Sole Member

Dated as of April 21, 2010	/s/ Barton S. Aronson
Barton S. Aronson, Authorized Signatory for Trent Stedman

Dated as of April 22, 2010	/s/ Thomas Patrick
Thomas Patrick